SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	)
	)	Certificate of
WGL HOLDINGS, INC.	)	Notification
WASHINGTON GAS LIGHT COMPANY	)	Pursuant to Rule 24
HAMPSHIRE GAS COMPANY	)
BRANDYWOOD ESTATES, INC.	)	Transactions
CRAB RUN GAS COMPANY	)	During Period
WASHINGTON GAS RESOURCES CORP.	)
PRIMARY INVESTORS, LLC	)	April 1, 2003
	)	through
File No. 70-9653	)	June 30, 2003
)
(Public Utility Holding Company Act of 1935)	)

TO THE SECURITIES AND EXCHANGE COMMISSION:

This certification is filed in compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935 and Securities and Exchange Commission (“the Commission”) Orders dated October 13, 2000 (HCAR No. 27253), November 13, 2000 (HCAR No. 27276) and May 24, 2001 (HCAR No. 27405). Those Orders authorized financing transactions that are described more fully in the Form U-1 Application, filed March 31, 2000, as amended by Forms U-1/A Application/Declaration, filed on July 7, 2000, October 13, 2000, February 13, 2001, April 26, 2001 and May 22, 2001. This Certificate of Notification (“Certificate”) provides financial information required by the aforementioned Orders covering the period April 1, 2003 through June 30, 2003. In addition, this Certificate includes certain information associated with the WGL Holdings, Inc. (“WGL Holdings” or “the Company”) Money Pool and certain investments in a wholly owned consumer-financing subsidiary.

Effective October 15, 2002, WGL Holdings transferred all of its interest in Primary Investors, LLC to its co-owner. Accordingly, effective that date, WGL Holdings has no further ownership interest in Primary Investors, LLC and there are no transactions to report between WGL Holdings and this entity.

The Company’s response to the terms and conditions of Rule 24 in this certification is as follows:

(a)	The sales of common stock by WGL Holdings and the purchase price per share and the market price per share at the date of the agreement of sale:

During the period covered by this Certificate of Notification, WGL Holdings issued no common stock. Further, there were no public issuances of previously unissued stock by WGL Holdings during that period.

(b)	The total number of shares of common stock issued or issuable under options granted during the quarter under any stock plan or otherwise.

During the period covered by this Certificate of Notification, WGL Holdings or its subsidiaries did not issue any shares of Common Stock under options granted during the quarter under any stock plan or otherwise.

(c)	If common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value of the company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

During the period covered by this Certificate, WGL Holdings or its subsidiaries issued no such common stock.

(d)	The amount and terms of long-term debt, preferred stock, or other forms of preferred or equity linked securities issued directly or indirectly under the order during the quarter by WGL Holdings:

During the period covered by this Certificate, no long-term debt, preferred stock or other forms of preferred or equity linked securities were issued directly or indirectly by WGL Holdings.

(e)	The amount and terms of any short-term debt issued by WGL Holdings or Washington Gas Light Company during the quarter:

During the period covered by this Certificate, WGL Holdings issued commercial paper with maturities ranging from 1 to 34 days at discount interest rates ranging from 1.10% to 1.55%. During the period covered by this Certificate, the maximum principal balance of such commercial paper outstanding at any time was $75,695,000.

During the period covered by this Certificate, Washington Gas Light Company issued commercial paper with maturities of no greater than one day at discount interest rates ranging from 1.37% to 1.40%. During the period covered by this Certificate, the maximum principal balance of such commercial paper outstanding at any time was $18,970,000.

WGL Holdings and its subsidiaries have established a Money Pool to fund participants’ short-term cash requirements. The following table summarizes the activity by Money Pool participants during the period covered by this Certificate:

	MAXIMUM	MAXIMUM
COMPANY	DEPOSIT ($)	BORROWING ($)

WGL Holdings, Inc.	52,993,758
Hampshire Gas Company	1,265,928
Crab Run Gas Company	1,423,874
Brandywood Estates, Inc.	5,435,126
Washington Gas Energy Services, Inc.	2,389,414	72,680,739
Washington Gas Credit Corporation		1,422,310
Washington Gas Consumer Services, Inc.		285,135
Washington Gas Light Company	58,980,000
Washington Gas Energy Systems, Inc.	2,036,413
Washington Gas Resources Corp.		1,133,653
American Combustion Industries, Inc.	150,665	1,009,104
WG Maritime Plaza 1, Inc.	181,149

The average interest rate for Money Pool transactions was 1.40% during the period covered by this Certificate.

(f)	The name of the guarantor and the beneficiary of any WGL Holdings guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee:

During the period covered by this Certificate, WGL Holdings made the following guarantees on behalf of its subsidiary, Washington Gas Energy Services, Inc., to guarantee that subsidiary’s energy purchases:

Effective	Termination
Date	Date	Amount

04/29/03 (a)	12/31/04	$42,000,000
05/19/03	Open	$1,500,000
06/11/03	Open	$2,000,000

(a)	This instrument represents a modification to an existing agreement that lowered the guarantee amount from $70 million to $42 million, and extended the termination date from December 31, 2003 to December 31, 2004.

At no time during the current period has the amount of parent guarantees exceeded $400 million nor have any of the non-utility guarantees exceeded $200 million.

(g)	The amount and terms of any financings consummated by any non-utility subsidiary during the quarter that are not exempt under Rule 52:

During the period covered by this Certificate, no financings were consummated by a non-utility subsidiary of WGL Holdings that were not exempt under Rule 52.

(h)	The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments:

On June 4, 2003, Washington Gas Light Company entered into forward starting swaps with Citibank N.A., New York and Wachovia Bank having notional principals of $37 million and $25 million, respectively. Washington Gas Light Company entered into these swaps to mitigate a substantial portion of interest-rate risk associated with debt transactions anticipated to be executed during the first quarter of fiscal year 2004 (that will end on December 31, 2003). At June 30, 2003, the estimated fair value gain related to these swaps totaled $853,000. These swaps are scheduled to terminate concurrently with the execution of the anticipated debt transactions during the first quarter of fiscal year 2004.

(i)	The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

During the period covered by this Certificate, neither WGL Holdings nor its subsidiaries made investments in any new Intermediate or Financing Subsidiaries.

(j)	A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

During the period covered by this Certificate, WGL Holdings filed no Form U-6B-2 statements with the Commission.

(k)	Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including WGL Holdings, that has engaged in any jurisdictional financing transactions during the quarter.

See SEC Form 10-Q for the quarter ended June 30, 2003, which was filed on August 14, 2003, by WGL Holdings and Washington Gas Light Company as co-registrants. This SEC Form 10-Q contains the consolidated balance sheets of WGL Holdings and Washington Gas Light Company, and is incorporated herein by reference.

None of WGL Holdings’ non-utility subsidiaries entered into jurisdictional financing transactions during the quarter.

(l)	Formation of new or investments in existing Intermediate or Financing subsidiaries:

There were no Intermediate or Financing subsidiaries formed during this period.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Company has caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

WGL Holdings, Inc.

By:	/s/ Mark P. O’Flynn

Mark P. O’Flynn
Controller

Date: August 29, 2003